EXHIBIT 99.1

Complexity, a GameSquare company, Launches Cozy Clash Powered By Lenovo

New Top-Tier Challenge Tournament Boasts Open Qualifier Rounds and Unique

IRL Components with Complexity HQ Transforming into a Winter Wonderland

October 27, 2023, Frisco, Texas – Complexity Gaming, a GameSquare company, announces Cozy Clash, a new tournament for the North American Game Changers scene, powered by Lenovo. GameSquare Holdings, Inc. ("GameSquare", or the "Company") (NASDAQ: GAME) (TSXV: GAME), the media, entertainment and technology company that connects global brands to gaming and youth culture, is proud to announce the new tournament as part of their continued efforts to create meaningful and impactful challenges for the gaming community.

Cozy Clash will span over a month with top tier competition with the final stage to be played out in an IRL physical setting live from the Lenovo Legion Esports Center in Frisco, Texas. The finale will host four teams clashing over a $40,000 USD prize pool. The Cozy Clash will be an official part of the Riot Games OFF//SEASON program and the final VALORANT send-off for the record-setting year of 2023.

For five days, Complexity will transform its headquarters into the theme of a cozy winter wonderland, setting the stage for the final Game Changers VALORANT tournament of the year. With open qualifiers starting before the World Championship and the LAN event taking place just after the showdown in Brazil, The Cozy Clash is the perfect appetizer and dessert course for the hungering fans of the Game Changers scene.

Cozy Clash follows the successful Complexity Paradox Invitational powered by Lenovo Legion this spring, aimed at supporting women and non-binary competitors as part of Women’s History Month. This new event marks the latest chapter in the successful cooperation between Complexity Gaming and Lenovo Legion in their quest to highlight and empower inspiring, unique and diverse stories, while elevating inclusion and expanding opportunities for future generations of gamers within esports.

Qualifier Rules:

The Open qualifiers will be open to anyone eligible to compete in the Game Changers tournaments, with no skill requirements or thresholds. In two Double Elimination tournaments a grand total of four LAN participants will be determined. The qualifier dates are chosen in coordination with Riot’s OFF//SEASON program and calendar, but are modified with the best needs of all participants in mind. The first qualifier will take place over the span of four days during the weekdays, adding the additional day to allow for later start times - so that everyone, regardless of real world obligations can have a chance to compete. The second qualifier will be held over the weekend on a Saturday and Sunday, with the final game determining the LAN spots being played on Monday. With the condensed scheduling, teams might be fatigued and less focused, so we added an extra day for the finals to ensure the absolute best game play and conditions for the competitors duking it out to travel to Frisco, Texas.

About GameSquare Holdings, Inc.

GameSquare is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GAME's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform.

For more information, visit www.gamesquare.com.

About Complexity Gaming

Complexity Gaming, a GameSquare Esports company, is one of North America's longest-standing esports organizations. Complexity's esports teams have won more than 140 championships in nearly 30 game titles over its 15+ year history. Staunchly committed to passion, professionalism, and a player-first mentality, Complexity has been continuously recognized as a global leader in modern esports. For more information on Complexity, visit http://Complexity.gg and follow the organization on Twitch, Twitter, Instagram, TikTok, and Facebook.

About Lenovo

Lenovo (HKSE: 992) (ADR: LNVGY) is a US$62 billion revenue global technology powerhouse, ranked #217 in the Fortune Global 500, employing 77,000 people around the world, and serving millions of customers every day in 180 markets. Focused on a bold vision to deliver smarter technology for all, Lenovo has built on its success as the world’s largest PC company by further expanding into growth areas that fuel the advancement of ‘New IT’ technologies (client, edge, cloud, network, and intelligence) including server, storage, mobile, software, solutions, and services. This transformation together with Lenovo’s world-changing innovation is building a more inclusive, trustworthy, and smarter future for everyone, everywhere. To find out more visit https://www.lenovo.com, and read about the latest news via our StoryHub.

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